QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

EDISON MISSION ENERGY
HOMER CITY—FUNDS FLOW FROM OPERATIONS
Twelve Months Ended December 31, 2003
(In Millions) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Co.	Homer City Property Holdings	Edison Mission Holdings Co.	Reclassification Adjustments (Note 1)	Edison Mission Holdings Co.	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting Basis)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$520.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$520.5	$0.0	$520.5
Income (loss) from price risk management	10.6	—	—	—	—	—	—	10.6	—	10.6

Total Operating revenues	531.1	—	—	—	—	—	—	531.1	—	531.1

Project Operating Expenses
Fuel	192.8	—	—	—	—	—	—	192.8	—	192.8
Plant operations	82.4	—	—	—	—	—	—	82.4	101.5	183.9
Depreciation and amortization	63.0	—	—	—	0.0	—	—	63.0	(47.3)	15.7
Administrative and general	4.8	0.0	—	—	—	—	(4.4)	0.4	—	0.4

Total operating expenses	343.0	0.0	—	—	0.0	—	(4.4)	338.6	54.2	392.8

Project Revenues less Operating Expenses	188.1	(0.0)	—	—	(0.0)	—	4.4	192.5	(54.2)	138.3

Project Other Income (Expense)
Interest and other income	1.4	—	0.0	(0.0)	0.0	—	(0.9)	0.5	—	0.5
Intercompany interest income (expense)	(41.5)	41.5	—	—	—	—	—	—	—	—
Interest expense	(115.3)	—	—	—	—	—	—	(115.3)	113.7	(1.6)

Total other income (expense)	(155.4)	41.5	0.0	(0.0)	0.0	—	(0.9)	(114.8)	113.7	(1.1)

Income (Loss) before Income Taxes	32.7	41.5	0.0	(0.0)	0.0	—	3.5	77.7	59.5	137.2

Income Taxes	18.4	17.1	0.0	(0.0)	0.0	(0.0)	1.6	37.1	26.7	63.8

Income (Loss) before Accounting Change	$14.3	$24.4	$0.0	$(0.0)	$0.0	$0.0	$1.9	$40.6	$32.8	$73.4
Cumulative effect of change in accounting, net of tax	$(1.0)	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$(1.0)	$0.0	$(1.0)

Net Income (Loss)	$13.3	$24.4	$0.0	$(0.0)	$0.0	$0.0	$1.9	$39.6	$32.8	$72.4

Funds Flow from Operations
Income (loss) before Income Taxes	$32.7	$41.5	$0.0	$(0.0)	$0.0	$0.0	$3.5	$77.7	$59.5	$137.2
Add (deduct):
Depreciation and amortization	63.0	—	—	—	0.0	—	—	63.0	(47.3)	15.7

Funds Flow from Operations	$95.7	$41.5	$0.0	$(0.0)	$0.0	$0.0	$3.5	$140.7	$12.2	$152.9

Note 1	Includes: (a) reclassification adjustment related to presentation of operations expenses with no impact on income before taxes, (b) push down of parent G&A for SEC reporting.
Note 2	Consolidation adjustment required to report the Homer City Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.

QuickLinks

  Exhibit 99.1
EDISON MISSION ENERGY HOMER CITY—FUNDS FLOW FROM OPERATIONS Twelve Months Ended December 31, 2003 (In Millions) (Unaudited)